EXHIBIT (a)(1)(viii)

E-MAIL COMMUNICATION TO ELIGIBLE HUMAN GENOME SCIENCES, INC. OPTIONHOLDERS
TO BE DELIVERED ON OR AROUND JUNE 28, 2004

To:	Eligible Human Genome Sciences, Inc. Optionholders
From:	Susan Bateson McKay, Senior Vice President of Human Resources
Date:	June 28, 2004
Re:	Reminder Concerning Stock Option Exchange Program

     There are less than two weeks left for you to elect to exchange your Human Genome Sciences, Inc. stock options that have an exercise price of at least $35.00 per share.

     Please read the information previously provided and, as advised in the announcement, carefully consider your decision before accepting or rejecting the offer. If you wish to accept the offer to participate in the stock option exchange program, complete and sign the Election Form and send it as soon as possible to the attention of Dawn Yager, Associate Director of Human relations and Benefits, in Human Genome Sciences’ Rockville, Maryland office by hand, interoffice mail, facsimile (301-517-8830) or regular or overnight mail. If you use regular or overnight mail, send it to Human Resources Department, Human Genome Sciences, Inc., 14200 Shady Grove Road, Rockville, Maryland 20850-7464, Attn: Dawn Yager. The Election Form must be received by the Human Resources Department before 12:00 Midnight, Eastern Time, on July 9, 2004, unless the offer is extended by Human Genome Sciences, in its sole discretion. Your eligible options will not be considered tendered until we receive the Election Form. We will only accept delivery of the signed Election Form by hand, interoffice mail, facsimile or regular or overnight mail. Delivery by e-mail or other electronic means will NOT be accepted. The method of delivery is at your option and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure we receive your Election Form on time.

     If you have questions about the Offer to Exchange or the Election Form, please send your question to our internal e-mail address, Option_Exchange@hgsi.com, and a response will be delivered back to you.